As filed with the U.S. Securities and Exchange Commission on June 3, 2016

 Registration No.  333- 166178

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

MOBILE TELESYSTEMS PJSC
 (Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

Russian Federation
(Jurisdiction of incorporation or organization of issuer)

JPMorgan Chase Bank, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, Floor 12, New York, New York 10004
Telephone (800) 990-1135
 (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, Suite 2405 New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum Aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two ordinary shares of Mobile Telesystems PJSC	n/a	n/a	n/a	n/a
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement Nos. 333-145190, 333-121240 and 333-12008. This Registration Statement constitutes Post-Effective Amendments to Registration Statement Nos. 333-145190, 333-121240 and 333-12008.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amendment No. 4 to Deposit Agreement incorporated by reference in Exhibit (a)(5) to this Post-Effective Amendment to Registration Statement on Form F-6 , which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs (6), (12) and (13)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7), (11), (12) and (14)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (4), (9), (12) and (13)

	(v)	Sale or exercise of rights	Paragraphs (4), (5), (7) and (11)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (7), (11), (12) and (14)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (17) and (18)

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), (5) and (6)

	(x)	Limitation upon the liability of the Depositary	Paragraphs (15), (18) and (20)

(3)	Fees and Charges		Paragraph (7)

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that Mobile Telesystems PJSC is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, and accordingly, files certain reports with the Commission and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (9)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Deposit Agreement. Form of Deposit Agreement dated as of July 6, 2000 among Mobile Telesystems PJSC (the "Company"), JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement").  Previously filed as Exhibit (a) to Registration Statement on Form F-6 (333-12008) filed with the Securities and Exchange Commission, which is incorporated herein by reference.

(a)(2)
Amendment No. 1 to Deposit Agreement. Form of Amendment No. 1 to Deposit Agreement. Previously filed as Exhibit (a)(2) to Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (333-12008) filed with the Securities and Exchange Commission, which is incorporated herein by reference.

(a)(3)
Amendment No. 2 to Deposit Agreement. Form of Amendment No. 2 to Deposit Agreement. Previously filed as Exhibit (a)(3) to Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (333-121240) filed with the Securities and Exchange Commission, which is incorporated herein by reference.

(a)(4)
Amendment No. 3 to Deposit Agreement. Form of Amendment No. 3 to Deposit Agreement. Previously filed as Exhibit (a)(4) to Registration Statement on Form F-6 (333-145190) filed with the Securities and Exchange Commission, which is incorporated herein by reference.

(a)(5)
Amendment No. 4 to Deposit Agreement. Form of Amendment No. 4 to Deposit Agreement, including the form of ADR, is filed herewith as Exhibit (a)(5).  Previously filed as Exhibit (a)(5) to this Registration Statement on Form F-6 filed with the Securities and Exchange Commission, which is incorporated herein by reference

(a)(6)	Amendment No. 5 to Deposit Agreement. Form of Amendment No. 5 to Deposit Agreement, including the form of Restricted ADR, is filed herewith as Exhibit (a)(6).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on June 3, 2016.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Mobile Telesystems PJSC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on June 3, 2016.

Mobile Telesystems PJSC

By:	/s/ Andrei Dubovskov
Name:	Andrei Dubovskov
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andrei Dubovskov his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons on June 3, 2016 , in the capacities indicated.

Signature	Title

/s/ Andrei Dubovskov	President and Chief Executive Officer
Andrei Dubovskov

/s/ Ron Sommer	Chairman of the Board of Directors
Ron Sommer

/s/ Vsevolod Rozanov	Director
Vsevolod Rozanov

Director
Stanley P. Miller

/s/ Alexander E. Gorbunov	Director
Alexander E. Gorbunov

Director
Michel Combes

Director
Thomas Holtrop

/s/ Regina von Flemming	Director
Regina von Flemming

/s/ Mikhail Shamolin	Director
Mikhail Shamolin

/s/ Alexey Kornya	Chief Financial Officer
Alexey Kornya

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this Post-Effective Amendment to Registration Statement on Form F-6 in Newark, Delaware on June 3, 2016.

Authorized U.S. Representative

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director of Puglisi & Associates

INDEX TO EXHIBITS

Exhibit Number
(a)(6)	Form of Amendment to Deposit Agreement.
(e)	Rule 466 Certification